UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Announces Shareholder Approval of the Business Combination of the Cross Border Xpress and Technical Assistance Services

GUADALAJARA, Mexico, Dec. 11, 2025 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“GAP”) announces that, during its Ordinary and Extraordinary General Shareholders’ Meeting, with a quorum of 88.1% of its shareholders, around 96% of the votes cast approved the business combination of the Cross Border Xpress (CBX) and the provision of technical assistance and technology transfer services. This business combination will be carried out through the merger of various entities into GAP, including, among others, Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (AMP), our current strategic partner.

Consequently, we expect to issue approximately 90 million net new shares and to acquire control of the merged entities, which will allow us to consolidate them. As of today, we have approximately 505 million shares outstanding, and we estimate that, upon delivery of the shares issued by virtue of the merger, we will have approximately 595 million shares outstanding.

The approval by our shareholders of the integration of CBX and the technical assistance and technology transfer services marks a fundamental milestone in our vision of taking GAP to a new stage of development. It is important to highlight that, throughout the proposal process, we applied the highest international standards of corporate governance, and that the transaction was approved by the will of the “majority of the minority” of our shareholders, as the strategic partner AMP and various potentially interested parties adhered their vote to that of the majority. In addition, we made an information statement regarding the transaction available to our shareholders well in advance of the legal requirement to provide them with supporting information for their decision-making process.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx +52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: December 11, 2025	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer